CEA Space Partners I Corp.

101 E. Kennedy Blvd., Suite 3300

Tampa, FL 33602

August 17, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Attention: Nicholas Lamparski

Re:	CEA Space Partners I Corp.

Request for Withdrawal of Registration Statement on Form S-1

File No. 333-254784

Dear Mr. Lamparski:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), CEA Space Partners I Corp. (the “Company”) hereby respectfully requests that the Company’s Registration Statement on Form S-1, as amended (File No. 333-254784), together with all exhibits thereto (the “Registration Statement”), initially filed with the Securities and Exchange Commission (the “Commission”) on March 26, 2021, be withdrawn, effective as of the date hereof. The Company is withdrawing the Registration Statement because it no longer plans to consummate the initial public offering described in the Registration Statement. The Registration Statement has not been declared effective by the Commission, and no securities were sold or will be sold under the Registration Statement.

The Company requests that, in accordance with Rule 457(p) of the Securities Act and subject to compliance with the requirements thereof, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for potential future use.

Please contact Jason Simon, of Greenberg Traurig, LLP, counsel to the Company, at (703) 714-8386, if you have any other questions or concerns regarding this matter.

[Signature page follows]

CEA SPACE PARTNERS I CORP.

By:	/s/ Edward Horowitz
Edward Horowitz
Chairman and Chief Executive Officer